SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               04 December 2002


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 04 December 2002 re: Trading Statement




157/02                             AVS No:                       4 December 2002


LLOYDS TSB - TRADING UPDATE


Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the year ending 31 December 2002. This announcement details the information that will be provided at those meetings.


Notwithstanding the slowdown in the UK and all major global economies, Lloyds TSB continues to trade satisfactorily. As at 30 September 2002 total Group loans and advances to customers were GBP132.6 billion, an annualised increase of 9 per cent, reflecting growth in mortgages, retail lending, and corporate and commercial lending. Total Group risk weighted assets at 30 September 2002 were GBP119.0 billion. Customer deposits totalled GBP114.2 billion, an annualised increase of 5 per cent. The Group net interest margin for the nine months to 30 September 2002 was 3.21 per cent, compared with 3.27 per cent in the first half of the year.


The Group continues to see good market share performances in many of its key product areas. In the mortgage market, estimated market share has increased slightly from the first half of the year. Net new lending in the third quarter of 2002 totalled GBP1.7 billion, compared with GBP2.0 billion for the six months to 30 June 2002. This represents an estimated market share of net new lending of
7.4 per cent. Consumer confidence remains robust and this has resulted in annualised growth of 20 per cent in personal loan and credit card lending. Within Retail Banking, balances on current accounts and savings and investment accounts have grown by an annualised 8 per cent.


In the life and pensions market, many of the trends experienced in the first half of the year have largely been continued. Overall weighted sales from the Group's life, pensions and unit trust businesses in the nine months to 30 September 2002 were GBP572.3 million compared to GBP559.7 million in the first nine months of last year, an increase of 2 per cent. The modest increase in weighted sales, compared with the first nine months of 2001, reflected a 14 per cent increase from life and pensions, largely offset by a 24 per cent reduction from unit trusts and equity-based ISAs, as many customers have maintained their investments in cash savings products as a result of the continuing volatility in global stockmarkets. By distribution channel, weighted sales from independent financial advisers rose by 16 per cent as a result of strong life and pension sales. In the branch network, weighted sales were 6 per cent lower as a result of the substantial reduction in sales of unit trusts and equity based ISA's. General Insurance product sales, particularly household and creditor insurance, continue to be strong.

                                                                        .../more

LLOYDS TSB - TRADING UPDATE/....2

A strong focus continues on managing the Group's day-to-day operating costs and cost growth for the full year is expected to be lower than the rate of inflation. Overall Group staff numbers decreased by 1,821 to 79,579 during the first nine months of 2002, despite an increase of 425 from the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance.


Group asset quality remains broadly satisfactory, particularly in the retail sector. In the corporate sector, whilst overall credit quality continues to be robust, the Group does have a cautious outlook on a number of corporate sectors and exposures which are likely to lead to higher levels of corporate provisioning.


The economic situation in Argentina continues to be difficult and the outlook is likely to remain uncertain at least until after the new Argentine government takes office during 2003. On 30 September 2002 the Group's total exposure to Argentina was some GBP250 million, net of provisions and charges. The Group continues to monitor the situation very carefully but, at this stage, it remains too early to be able to determine the adequacy of the Group's existing level of provisions for Argentina.


Since the October Presidential election in Brazil, the economic situation has stabilised and there has been some strengthening of the local currency together with evidence of more stable bond prices. On 30 September 2002, the Group's total exposure to Brazil, net of provisions, was GBP2.4 billion, compared with GBP2.8 billion at the end of June 2002. This reduction reflects the non-replacement of maturing government bonds and a lower sterling translation of the local balance sheet as a result of the weaker Real, compared to 30 June 2002. Economic activity in Brazil has remained reasonably robust and we believe this, in conjunction with the significant International Monetary Fund support package which the newly elected President and incoming Government have indicated they will support, should alleviate current concerns about the Brazilian economy.


The Group's capital ratios remain strong and, during the last few weeks, have been further strengthened by the raising of US$1 billion and EUR500 million non-equity tier 1 perpetual capital securities. The Group remains adequately capitalised to support the possibility of further significant falls in global stockmarkets.


The Group's Abbey Life subsidiary, in common with a number of companies in the life assurance industry, has been carrying out a review of the past sales of certain endowment based and long-term savings products made, primarily in the late 1980s and early 1990s, by the Abbey Life salesforce prior to its disposal by the Group in February 2000. The Group is now in a better position to assess the likely implications for redress to policyholders and as a result, expects to make a provision of approximately GBP165 million in its accounts for the year ending 31 December 2002 to cover this liability.

                                                                        .../more


LLOYDS TSB - TRADING UPDATE/....3


The adequacy of the provision for redress to past purchasers of pension policies has been reviewed as lower stockmarket levels have increased the expected remaining cost of redress. The Group plans to make a final provision for this purpose of GBP40 million in its accounts for the year ending 31 December 2002.


The 23 per cent reduction in the FTSE All Share Index in the first ten months of 2002 created adverse short-term fluctuations in investment returns totalling GBP805 million during that period.


Peter Ellwood, Group Chief Executive commented "Many of the positive trends seen in our first half performance have continued into the third quarter. However, the economic outlook for the UK, as well as for all major world economies, remains uncertain. The Group has performed satisfactorily in the first nine months of the year and is well positioned to withstand the impact of a potential further economic slowdown."


For further information:-


Investor Relations

Michael Oliver  +44 (0) 20 7356 2167

Director of Investor Relations

mailto:michael.oliver@ltsb-finance.co.uk


Media

Terrence Collis  +44 (0) 20 7626 1500

Director of Group Corporate Communications

mailto:terrence.collis@lloydstsb.co.uk

IMPORTANT NOTICE


This announcement should be read in conjunction with our results announcement for the half-year ended 30 June 2002, copies of which are available from Investor Relations, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS or on our website at www.lloydstsb.com.

This document contains certain forward-looking statements with respect to certain of the plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              LLOYDS TSB GROUP plc
                                  (Registrant)


                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     04 December 2002